

October 16, 2020

Andrew S. Chang
Chief Financial Officer
PennyMac Financial Services, Inc.
3043 Townsgate Road
Westlake Village, California 91361

> **Re: PennyMac Financial Services, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2019**
> **Filed February 28, 2020**
> **File No. 001-38727**

Dear Mr. Chang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance